

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 17, 2017

<u>VIA E-mail</u>
Dr. Jeffrey M. Leiden, M.D., Ph.D.
Chairman of the Board, President and Chief Executive Officer
Vertex Pharmaceuticals Incorporated
50 Northern Avenue,
Boston, Massachusetts 02210

> **Re: Vertex Pharmaceuticals Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 000-19319**

Dear Dr. Leiden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Sharon M. Blume
>
> Sharon M. Blume
> Accounting Branch Chief
> Office of Healthcare and Insurance